EXHIBIT 99.2

May 28, 2019

James H. Dahl
4314 Pablo Oaks Court
Jacksonville, FL 32224

Maria M. Pope

Director

Pope Resources

19950 7th Avenue NE, Suite 200

Poulsbo, WA 98370

Since I jointly filed a Schedule 13D nearly a year ago, as Pope’s largest individual unit holder, I have engaged in discussions with both Pope and multiple third parties. As a result of those discussions, I learned that multiple, credible parties have expressed interest in merging with or acquiring Pope and at least one highly reputable public timber REIT has made an unsolicited proposal to acquire Pope in an extremely tax efficient transaction that would value Pope units at more than $100/unit, potentially significantly more. I strongly support the unsolicited proposal. Unfortunately, after my many efforts to communicate with Pope’s management and board, it has become clear to me that Pope is not serious about engaging with interested parties at a substantive level. If a sale or merger does not occur, then an immediate conversion to REIT status should take place. The universe of investors that can own Pope units as a REIT increases by potentially more than 250% versus the current structure as a publicly traded master limited partnership (MLP). At $100 per unit, Pope would yield 4%, trade at a significant discount to net asset value, and be dramatically more liquid. Additionally, the daily trading volume and liquidity would potentially increase by 10x or more.

My confidence in Pope’s board and management has been significantly diminished by this refusal to engage, despite the dismal performance of Pope’s units relative to the broader market. Since Pope announced its decision to remain a MLP, the units are down 10%, which effectively negates the net present value of an owner’s next 24 months of distributions, assuming the $1.00 quarterly distribution remains the same. Sadly, and predictably, the only advantage of the status quo appears to accrue to two families. The archaic, illiquid, and cumbersome MLP structure, which has been abandoned by every public timber company in the United States, no longer makes any economic sense. There are recent authoritative videos that clearly demonstrate that conversion from a publicly traded partnership to a publicly traded C Corp or a REIT has many tangible benefits and no downside other than a very small tax disadvantage that is more than made up by the unlocking of substantial unit value.1

1 Such authoritative videos may be found at the following internet addresses:

•	https://www.blackstone.com/insights/article/steve-schwarzman-jon-gray-discuss-blackstone-s-conversion-to-a-c-corp (April 18, 2019, Blackstone Firm News: Steve Schwarzman & Jon Gray Discuss Blackstone’s Conversion to a C-Corp). Enclosure 1 is Blackstone’s investor presentation outlining the announcement.
•	https://www.cnbc.com/video/2019/04/18/watch-cnbcs-full-interview-with-blackstones-steve-schwarzman.html (April 18, 2019, CNBC: Blackstone CEO Steve Schwarzman on CNBC’s “Squawk Box” Today). Enclosure 2 is a written transcript of the video interview.
•	https://video.foxbusiness.com/v/6031418181001/#sp=show-clips (April 30, 2019, FOX Business: Blackstone CEO: Economic growth does not justify 100 percent of return on investment). Enclosure 3 is an excerpt of the written transcript of the video interview with Maria Bartiromo on Mornings With Maria, aired on April 30, 2019.

Maria M. Pope, Director

Pope Resources

In addition to management’s stubborn refusal to abandon its MLP structure, Pope continues to destroy unit holder value by paying retail prices for new timberland purchases when it should be aggressively buying back its own units. Over the last two years, only 3% of the partnership’s cash available for distribution has been used to buy back units. It is highly unlikely that Pope will earn higher returns on new timberland purchases versus the current return available by retiring units. A unit repurchased by Pope today earns a guaranteed minimum of more than 6% simply by eliminating the dividend payout on the retired units. Additionally, Pope would be buying its own AAA acres at less than $2,500 per acre rather than underwriting and paying closing costs on inferior land at retail prices, in some cases 50% or more higher. Between 2014 and 2018, Pope purchased 14,534 acres at a cost of $59.6 million, which is over $4,000 per acre. If the same $59.6 million had been used to acquire units at an average price of $66.50, Pope would have effectively purchased 25,000 of their own superior acres.2 Units traded below $66.50 in five of the eight quarters comprising 2016 and 2017.

Page 5 of the 2018 Annual Report highlights the Capital Allocation Scorecard for 2014 through 2018, the same period where 14,534 acres were purchased for $59.6 million at an average price per acre of over $4,000. Pay particular attention to the column “Net Reduction of Debt,” which shows $8.1 million of debt paid down over the five years. Look carefully at footnote (1) for the “Net Reduction of Debt” heading, which states that in 2016 and 2018 the total net increase in debt footnoted is $69.5 million. Additionally, Pope’s debt increased by an additional $5.1 million in the first quarter of 2019, 17% more than the total distribution in the same quarter.

Capital Allocation Scorecard
(amounts in $millions)

	Uses of Capital
				Growth Initiatives
Year	Distributions	Buybacks	Net Reduction of Debt(1)	Fund Co-Investment	Small Tracts		RE Project Investments	Pt Gamble Enviro Spend
2014	11.0	7.4	0.1	-	1.8		5.0	1.6
2015	11.7	-	5.1	2.5	5.0		9.7	4.9
2016	12.2	-	-	-	39.8	(2)	14.0	11.7
2017	12.2	1.3	2.9	0.9	5.9		7.6	7.8
2018	13.9	1.2	-	21.0	6.4		3.2	1.5

(1)	In 2016 and 2018 we had net increases of debt in amounts of $45.9 million and $23.6 million, respectively.
(2)	Includes acquisition of 7,324-acre Carbon River tree farm for $32 million.

(Source: Pope Resources 2018 Annual Report, page 5)

The market clearly understands that Pope’s current management team has been negligent in capital allocation. Nearly all of the appreciation of Pope’s units over the prior 10-year period occurred under its previous CEO. From April 17, 2009 to May 31, 2014 Pope’s units appreciated 31.8% (with dividends reinvested). Over the next 5 years up until today (June 1, 2014 – today), under the current CEO, Pope’s units have returned less than 4% (with dividends reinvested).

2 Data provided by Pope in the investor presentations.

Maria M. Pope, Director

Pope Resources

There is an immediate opportunity either by converting to a REIT, or being acquired by a REIT, to increase the equity value of Pope by approximately $165 million. The cumulative net income of Pope, starting in 2000, is $64.1 million. The incremental $165 million of potential value creation by converting to a REIT, or selling to a REIT, is more than 2.5x the previous 18 years total net income.

I believe that it is highly likely the unsolicited proposal referenced above would provide the following benefits to Pope unit holders, which I have repeatedly expressed to management and board members:

1.	Achieving a price over 35% higher than the all-time highest closing price of the units;
2.	A tax efficient ability to convert from Pope’s current MLP structure to a REIT at a significant premium to where the units are trading today (and will likely continue to trade);
3.	Dramatically increased market liquidity for all unit holders;
4.	Significant synergies, given that Pope’s current general and administrative expense (G&A) level is too large for its asset base;
5.	Geographic and product-type diversity, and with such diversity, greater harvest flexibility versus Pope’s current reliance on timberlands located solely in the Pacific Northwest; and
6.	Superior, experienced corporate leadership.

Pope has a unique and extremely valuable portfolio of assets, the value of which should not, and cannot, be allowed to be destroyed by catering to the personal prerogatives of the General Partners to the direct and unquestioned detriment of all limited partners. Value is being destroyed by making horrible capital allocation decisions and a stubborn refusal to convert to a REIT for no good reason. I implore the Board of Directors and General Partners to immediately engage with any and all interested acquirers and I encourage other unit holders to express their views to the Board of Directors and General Partners.

Respectfully,

/s/ James H. Dahl
James H. Dahl

Cc:	Non-Management Directors

c/o Corporate Secretary

Pope Resources

19950 7th Avenue NE, Suite 200

Poulsbo, Washington 98370

Thomas M. Ringo, President & Chief Executive Officer, Pope Resources

19950 7th Avenue NE, Suite 200

Poulsbo, Washington 98370

Blackstone’s Conversion to a Corporation April 18, 2019

Transaction Overview Blackstone announced conversion from a publicly traded partnership to a corporation Expected to be effective July 1, 2019 Eliminates Schedule K-1 Existing unitholders will receive final K-1 for the period January 1, 2019 through June 30, 2019 Post-conversion, shareholders will receive annual Form 1099-DIV Dividends will be qualified for U.S. tax purposes The foregoing description addresses only certain U.S. federal income tax consequences of the conversion applicable to unitholders generally. Each unitholder should consult its tax Blackstone 1 advisor regarding their particular circumstances.

Blackstone’s Conversion to a Corporation We view BX as a must-own stock that will now be easier to own Blackstone is a category leader, with an exceptional business model and financial profile Despite our market-leading position, Blackstone’s partnership structure has limited the market for our shares Conversion unlocks opportunity for equity value appreciation by removing ownership restrictions and meaningfully expanding global investor universe Significant potential benefit at relatively modest additional tax cost Compelling step in evolution of BX as a public company Blackstone 2

Blackstone’s Conversion to a Corporation Blackstone ranks #1 of the largest 150 U.S. public companies based on a composite of key metrics Median of Largest Blackstone Ranking 150 U.S. Public among the Largest 150 Key Metrics Blackstone Companies U.S. Public Companies 10Y Revenue CAGR 13% 5% 24th 10Y Earnings CAGR 19% 9% 18th Pre-Tax Margin 54% 17% 5th LTM Dividend Yield 6.2% 1.9% 3rd Composite of Key Metrics 1st For BX, Revenue and Earnings CAGRs from 2008 through 1Q’19 LTM; largest 150 U.S. Public Companies from 2008 through 2018. BX Revenue CAGR based on Total Segment Revenues, Earnings CAGR based on Distributable Earnings, Pre-Tax Margin is calculated by dividing Total Segment Distributable Earnings by Total Segment Revenues for 1Q’19 LTM. BX LTM dividend yield based on 3/31/19 closing price and LTM Cash Distributions to shareholders of $2.15 per unit. Largest 150 U.S. Public Companies represent largest companies in the S&P500 by market capitalization as of 3/31/19; metrics calculated on a GAAP basis. Composite assumes 25% equal weighting for each of the above categories. Source: Capital IQ. See page 8 for the Reconciliation of GAAP to non-GAAP measures. See pages 10 and 11 for Definitions and Distribution Policy. Blackstone 3

Blackstone's Conversion to a Corporation

Despite our market-leading position, Blackstone's partnership structure has limited the market for our shares

60%+ of U.S. long-only and index fund / ETF market restricted from owning partnerships…

U.S. Long-Only & Index/ETF Market



~$12T
~$7.5T
restricted
30%+ of $6.5T
U.S. long-only
currently restricted
~100% of $5.5T
U.S. and global index/ETFs
currently restricted
~$4.5T
unrestricted
Pre-Conversion

…resulting in under-ownership of BX relative to peers and leading companies

Ownership by U.S. Long-Only & Index/ETF Market (% of Float)



21%
61%
60%
58%
BX
C-Corp Alts
Reference Financials
Top 150 U.S. Public Companies

U.S. long-only & index/ETF market estimate of ~$12 trillion includes the equity AUM of: (1) U.S.-domiciled actively managed platforms with a U.S. focus (primarily mutual funds; excludes hedge funds and brokers), estimated at $6.5 trillion; and (2) index funds/ETFs with a U.S or global focus (excludes non-financial sector-specific funds), estimated at $5.5 trillion. Does not include non-U.S. domiciled platforms. Percentage restricted and not restricted are Blackstone estimates. C-Corp Alts consist of ARES, KKR, HLNE. Reference Financials consist of BLK, JPM, GS, MS. Top 150 U.S. Public Companies represent largest companies in the S&P500 by market capitalization as of 3/31/19.
Source: Ipreo, Bloomberg, Morningstar, Capital IQ, Blackstone estimates.

Blackstone 4

Blackstone's Conversion to a Corporation

Conversion unlocks opportunity for equity value appreciation by removing ownership restrictions and meaningfully expanding global investor universe

Unrestricted long-only and index/ETF market doubles to ~$9 trillion


~$12T
~$12T
~$3T
restricted
~$7.5T
restricted
~100% of U.S.
long-only
unrestricted
~$9T
unrestricted
~40% of U.S. and
global index/ETFs
unrestricted
~$4.5T
unrestricted
Pre-Conversion
Post-Conversion

U.S. Long-Only & Index/ETF Market

✓ Removes restrictions for **long-only** market

- Eliminates K-1; shareholders receive 1099
- Eliminates ECI, UBTI and nonresident state-sourced income

✓ Removes restrictions for substantial portion of **index/ETF** market

- Eligible for inclusion in CRSP, MSCI and Total Market indices

Each unitholder should consult its tax advisor regarding their particular circumstances.

Blackstone 5

Blackstone’s Conversion to a Corporation Significant potential benefit at relatively modest additional tax cost Pro Forma 2018 Average Next 5 years Longer Term Estimated Annual Dilution to DE per Common Share Negligible ~2-5% ~12-13% Shown for illustrative purposes only, and is not a forecast. There are or will be important factors that could cause annual dilution to DE per Common Share to differ materially from the estimates presented above. These factors include but are not limited to changes in tax rates and/or the composition of our earnings. See “Forward-Looking Statements” on page 12. A GAAP reconciliation of the forward-looking estimated annual dilution to DE per Common Share information contained on this slide cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the various adjusting items necessary for such reconciliation that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, we are unable to assess the probable significance of the unavailable information, which could have a material impact on our future GAAP financial results. Blackstone 6

Reconciliations and Disclosures

Reconciliation of GAAP to Non-GAAP Measures

(Dollars in Thousands)	2008	2Q'18	3Q'18	4Q'18	1Q'19	1Q'19 LTM	
Net Income (Loss) Attributable to The Blackstone Group L.P.	$ (1,163,032)	$ 742,042	$ 442,742	$ (10,868)	$ 481,304	$ 1,655,220	
Net Income Attributable to Non-Controlling Interests in Blackstone Holdings	(3,638,799)	678,952	360,576	5,253	402,260	1,447,041	
Net Income (Loss) Attributable to Non-Controlling Interests in Consolidated Entities	(159,828)	129,078	143,101	(68,800)	186,833	390,212	
Net Income (Loss) Attributable to Redeemable Non-Controlling Interest in Consolidated Entities	(632,495)	905	2,569	(4,303)	2,480	1,651	
Net Income (Loss)	$ (5,594,154)	$ 1,550,977	$ 948,988	$ (78,718)	$ 1,072,877	$ 3,494,124	
Provision for Taxes	(14,145)	138,731	26,798	29,366	41,155	236,050	
Income (Loss) Before Provision for Taxes	$ (5,608,299)	$ 1,689,708	$ 975,786	$ (49,352)	$ 1,114,032	$ 3,730,174	
Transaction-Related Charges (a)	3,332,721	(470,078)	79,242	76,431	89,451	(224,954)	
Amortization of Intangibles (b)	153,237	14,873	14,856	15,392	16,483	61,604	
Impact of Consolidation (c)	792,323	(129,983)	(145,670)	73,103	(189,313)	(391,863)	
Unrealized Performance Revenues (d)	1,286,262	(440,424)	(298,931)	806,531	(664,333)	(597,157)	
Unrealized Performance Allocations Compensation (e)	(207,714)	189,991	178,184	(302,868)	287,015	352,322	
Unrealized Principal Investment (Income) Loss (f)	691,934	(52,126)	(28,704)	160,659	(139,925)	(60,096)	
Other Revenues (g)	(13,595)	(94,416)	(9,092)	(46,854)	(13,189)	(163,551)	
Equity-Based Compensation (h)	64,288	34,394	36,576	43,102	66,776	180,848	
Taxes and Related Payables (i)	(43,457)	(41,797)	(32,963)	(54,063)	(29,039)	(157,862)	**10Y CAGR**
Distributable Earnings	**$ 447,700**	**$ 700,142**	**$ 769,284**	**$ 722,081**	**$ 537,958**	**$ 2,729,465**	**19%**
Taxes and Related Payables (i)	43,457	41,797	32,963	54,063	29,039	157,862	
Net Interest (Income) Loss (j)	(9,023)	(2,842)	(9,013)	(11,923)	(5,061)	(28,839)	
Total Segment Distributable Earnings	**$ 482,134**	**$ 739,097**	**$ 793,234**	**$ 764,221**	**$ 561,936**	**$ 2,858,488**	
Total Segment Revenues Reconciliation							
Total GAAP Revenues	$ (349,361)	$ 2,632,570	$ 1,926,580	$ 504,978	$ 2,024,871	$ 7,088,999	
Less: Unrealized Performance Revenues (d)	1,286,262	(440,424)	(298,931)	806,531	(664,333)	(597,157)	
Less: Unrealized Principal Investment (Income) Loss (f)	691,934	(52,126)	(28,704)	160,659	(139,925)	(60,096)	
Less: Interest and Dividend Revenue (k)	(29,014)	(41,727)	(49,936)	(53,715)	(46,699)	(192,077)	
Less: Other Revenues (g)	(13,595)	(94,416)	(9,092)	(46,854)	(13,189)	(163,551)	
Impact of Consolidation (c)	(141,991)	(82,752)	(92,092)	962	(69,849)	(243,731)	
Amortization of Intangibles (b)	-	387	387	387	387	1,548	
Transaction-Related Charges (a)	36,575	(582,105)	(2,168)	(1,855)	1,468	(584,660)	
Intersegment Eliminations	12,684	1,293	1,253	2,082	1,787	6,415	**10Y CAGR**
Total Segment Revenues	**$ 1,493,494**	**$ 1,340,700**	**$ 1,447,297**	**$ 1,373,175**	**$ 1,094,518**	**$ 5,255,690**	**13%**
					Pre-Tax Margin:	**54%**	

Notes on page 9. Effective January 1, 2018, Blackstone adopted new GAAP guidance on revenue recognition. Periods prior to 2013 have not been recast. The adoption of the new GAAP guidance on revenue recognition did not have an impact on Total Segment Revenues, Total Segment Distributable Earnings or Distributable Earnings.

Blackstone 8

Reconciliation of GAAP to Non-GAAP Measures – Notes Note: See pages 10-11, Definitions and Distribution Policy. (a) This adjustment removes Transaction-Related Charges, which are excluded from Blackstone's segment presentation. Transaction-Related Charges arise from corporate actions including acquisitions, divestitures, and Blackstone’s initial public offering. They consist primarily of equity-based compensation charges, gains and losses on contingent consideration arrangements, changes in the balance of the tax receivable agreement resulting from a change in tax law or similar event, transaction costs and any gains or losses associated with these corporate actions. (b) This adjustment removes the amortization of transaction-related intangibles, which are excluded from Blackstone's segment presentation. This amount includes amortization of intangibles associated with Blackstone’s investment in Pátria, which is accounted for under the equity method. (c) This adjustment reverses the effect of consolidating Blackstone Funds, which are excluded from Blackstone's segment presentation. This adjustment includes the elimination of Blackstone’s interest in these funds, the increase to revenue representing the reimbursement of certain expenses by Blackstone Funds, which are presented gross under GAAP but netted against Other Operating Expenses in the segment presentation, and the removal of amounts associated with the ownership of Blackstone consolidated operating partnerships held by non-controlling interests. (d) This adjustment removes Unrealized Performance Revenues on a segment basis. (e) This adjustment removes Unrealized Performance Allocations Compensation. (f) This adjustment removes Unrealized Principal Investment Income (Loss) on a segment basis. (g) This adjustment removes Other Revenues on a segment basis. (h) This adjustment removes Equity-Based Compensation on a segment basis. (i) Taxes represent the total GAAP tax provision adjusted to include only the current tax provision (benefit) calculated on Income (Loss) Before Provision for Taxes and adjusted to exclude the tax impact of any divestitures. Related Payables represent tax-related payables including the amount payable under the Tax Receivable Agreement. (j) This adjustment removes Interest and Dividend Revenue less Interest Expense on a segment basis. (k) This adjustment removes Interest and Dividend Revenue on a segment basis. Blackstone 9

Definitions and Distribution Policy Blackstone discloses the following operating metrics and financial measures that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America (“non-GAAP”) in this presentation: • Segment Distributable Earnings, or “Segment DE”, is Blackstone’s segment profitability measure used to make operating decisions and assess performance across Blackstone’s four segments. Segment DE represents the net realized earnings of Blackstone’s segments and is the sum of Fee Related Earnings and Net Realizations for each segment. Blackstone’s segments are presented on a basis that deconsolidates Blackstone Funds, eliminates non-controlling ownership interests in Blackstone’s consolidated Operating Partnerships, removes the amortization of intangible assets and removes Transaction-Related Charges. Segment DE excludes unrealized activity and is derived from and reconciled to, but not equivalent to, its most directly comparable GAAP measure of Income (Loss) Before Provision for Taxes. o Net Realizations is presented on a segment basis and is the sum of Realized Principal Investment Income and Realized Performance Revenues (which refers to Realized Performance Revenues excluding Fee Related Performance Revenues), less Realized Performance Compensation (which refers to Realized Performance Compensation excluding Fee Related Performance Compensation and Equity-Based Performance Compensation). o Total Segment Revenues represents Net Management and Advisory Fees, Fee Related Performance Revenues, Realized Performance Revenues and Realized Principal Investment Income. • Distributable Earnings, or “DE”, is derived from Blackstone’s segment reported results, and is used to assess performance and amounts available for distributions to Blackstone unitholders, including Blackstone personnel and others who are limited partners of the Blackstone Holdings Partnerships. DE is the sum of Segment DE plus Net Interest Income (Loss) less Taxes and Related Payables. DE excludes unrealized activity and is derived from and reconciled to, but not equivalent to, its most directly comparable GAAP measure of Income (Loss) Before Provision for Taxes. o Net Interest Income (Loss) is presented on a segment basis and is equal to Interest and Dividend Revenue less Interest Expense, adjusted for the impact of consolidation of Blackstone Funds, and interest expense associated with the Tax Receivable Agreement. o Taxes and Related Payables represent the total GAAP tax provision adjusted to include only the current tax provision (benefit) calculated on Income (Loss) Before Provision for Taxes excluding the tax impact of any divestitures and including the Payable under the Tax Receivable Agreement. • Fee Related Earnings, or “FRE”, is a performance measure used to assess Blackstone’s ability to generate profits from revenues that are measured and received on a recurring basis and not subject to future realization events. FRE equals management and advisory fees (net of management fee reductions and offsets) plus Fee Related Performance Revenues, less (a) Fee Related Compensation on a segment basis, and (b) Other Operating Expenses. FRE is derived from and reconciled to, but not equivalent to, its most directly comparable GAAP measure of Income (Loss) Before Provision for Taxes. o Fee Related Compensation is presented on a segment basis and refers to the compensation expense, excluding Equity-Based Compensation, directly related to Management and Advisory Fees, Net and Fee Related Performance Revenues. o Fee Related Performance Revenues refers to the realized portion of Performance Revenues from Perpetual Capital that are (a) measured and received on a recurring basis, and (b) not dependent on realization events from the underlying investments. o Fee Related Performance Compensation is included in Fee Related Compensation on a segment basis and refers to compensation expense directly related to Fee Related Performance Revenues. o Perpetual Capital refers to the component of assets under management with an indefinite term, that is not in liquidation, and for which there is no requirement to return capital to investors through redemption requests in the ordinary course of business, except where funded by new capital inflows. Includes co-investment capital with an investor right to convert into Perpetual Capital. Blackstone 10

Definitions and Distribution Policy – Continued • Performance Revenues collectively refers to: (a) Incentive Fees, and (b) Performance Allocations. • Performance Compensation collectively refers to: (a) Incentive Fee Compensation, and (b) Performance Allocations Compensation. • Transaction-Related Charges arise from corporate actions including acquisitions, divestitures, and Blackstone’s initial public offering. They consist primarily of equity-based compensation charges, gains and losses on contingent consideration arrangements, changes in the balance of the tax receivable agreement resulting from a change in tax law or similar event, transaction costs and any gains or losses associated with these corporate actions. • Compound Annual Growth Rate or “CAGR” is the mean annual growth rate over a specified period of time longer than one year. • LTM Dividend Yield is calculated using stock price as of March 31, 2019 and dividends paid during the trailing twelve months as of March 31, 2019. Distribution Policy. Blackstone’s intention is to distribute quarterly to common unitholders approximately 85% of The Blackstone Group L.P.’s share of Distributable Earnings, subject to adjustment by amounts determined by Blackstone’s general partner to be necessary or appropriate to provide for the conduct of its business, to make appropriate investments in its business and funds, to comply with applicable law, any of its debt instruments or other agreements, or to provide for future cash requirements such as taxrelated payments, clawback obligations and distributions to unitholders for any ensuing quarter. The amount to be distributed could also be adjusted upward in any one quarter. All of the foregoing is subject to the qualification that the declaration and payment of any distributions are at the sole discretion of Blackstone’s general partner and may change its distribution policy at any time, including, without limitation, to eliminate such distributions entirely. Blackstone 11

Important Disclosures Forward-Looking Statements. This presentation may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which reflect Blackstone’s current views with respect to, among other things, Blackstone’s operations, financial performance and unit repurchase and distribution activities. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Blackstone believes these factors include but are not limited to those described under the section entitled “Risk Factors” in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, as such factors may be updated from time to time in its periodic filings with the Securities and Exchange Commission, which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in the filings. Blackstone undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. Not an offer. These materials are provided for informational purposes only, and do not constitute an offer to sell, or a solicitation of an offer to buy, any security or instrument, or a solicitation of interest in any particular Blackstone fund, account or strategy. No Representation or Warranty. Regardless of source, information is believed to be reliable for purposes used herein, but neither Blackstone, any Blackstone fund or any of Blackstone’s affiliates makes any representation or warranty as to the accuracy or completeness thereof and Blackstone does not take any responsibility for information obtained from sources outside of Blackstone. Blackstone 12

CNBC Transcript: Blackstone CEO Steve Schwarzman on CNBC's "Squawk Box" Today

Published 10:54 AM ET Thu, 18 April 2019

CNBC.com

WHEN: Today, Thursday, April 18, 2019

WHERE: CNBC's "Squawk Box"

The following is the unofficial transcript of a CNBC interview with Blackstone CEO Steve Schwarzman on CNBC's "Squawk Box" (M-F 6AM – 9AM) today, Thursday, April 18th. The following is a link to video of the interview on CNBC.com: https://www.cnbc.com/video/2019/04/18/watch-cnbcs-full-interview-with-blackstones-steve-schwarzman.html.

All references must be sourced to CNBC.

ANDREW ROSS SORKIN: Blackstone out with its first quarter earnings as well as a major announcement, breaking news literally as we speak and we have the man behind it all, Steve Schwarzman, CEO and Chairman of Blackstone right here to tell us all about it. We can walk through the earnings, but to me the bigger issue is the transformation structurally of what you're announcing this morning in terms of the company moving to be a C-Corp.

STEVE SCHWARZMAN: Well, that's true, Andrew. So, this is big news for us. And we've been a publicly traded partnership since we went public in 2007. And as part of that, you flowed through all your income, but the people who receive it get something called a K1 statement, for taxes, which is very irksome and it disqualifies us as being able to be owned by a huge number of potential buyers. So, for example, right now there are about $12 trillion in mutual funds and index funds.

1/11

ANDREW ROSS SORKIN: They can't own Blackstone at all.

STEVE SCHWARZMAN: They can't own it. Well, not all of them. We can sell to 4.5 trillion out of 12.

ANDREW ROSS SORKIN: Okay.

STEVE SCHWARZMAN: But if we make this change to be a corporation, which is like every other corporation, then we can double the number of people. We still have a few left who can't, but I think that will change over time. So, if you look at the ability to have people buy your stock, double the number and we'll grow to more. And that's just in the U.S. There are people who are non-U.S., in foreign countries, they can't buy us either. And so, this kind of change should result in very large increases, I think.

ANDREW ROSS SORKIN: You've long talked about how you felt that you were undervalued, especially from a multiple perspective.

STEVE SCHWARZMAN: Right.

ANDREW ROSS SORKIN: How much of that is in the calculus of shifting this structure?

STEVE SCHWARZMAN: I think that's really an important part. You know, we've been included by Morgan Stanley in the top 30 companies in the United States. We score way high compared to almost every other company in terms of growth and earnings. And we have a multiple that's 30% discount to the S&P.

JOE KERNEN: –up 6.5% already today.

STEVE SCHWARZMAN: It's really sort of mystical. Makes no sense.

ANDREW ROSS SORKIN: Let's put some context, though, for viewers who don't necessarily understand the difference between a partnership and a C-Corp.

STEVE SCHWARZMAN: Right.

2/11

ANDREW ROSS SORKIN: And why you originally wanted to be a partnership. There used to be tax advantages to be a partnership.

STEVE SCHWARZMAN: Right.

ANDREW ROSS SORKIN: And some of those advantages, I don't want to say they've gone away, but the mix has shifted in large part because of the new tax regime in the past year. KKR, by the way, made the same shift earlier this year. And you've been telegraphing this, or at least talking about it so I think a lot of investors who have been paying attention understood this was on your mind.

STEVE SCHWARZMAN: Well I think they were waiting to see what we would do. And in – when we went public, we just flowed all our income through. And now we're changing the mix of our income. We already pay a lot of income taxes at the firm on all of our current income, and our current income is going up.

ANDREW ROSS SORKIN: So—but, speak to the true tax costs in terms of how you're projecting what it's going to cost you, how your tax bill– what your tax bill is now and what it becomes as a C-Corp.

STEVE SCHWARZMAN: Our tax bill will go up somewhere in the 3, 4, 5% over the next five years and then higher after that. And the reason we're doing, accepting that, is we think that the value for our shareholders of our stock appreciating should be much higher than that loss of current income.

ANDREW ROSS SORKIN: And so, your effective tax rate today is what, as a partnership?

STEVE SCHWARZMAN: I don't even know the exact number frankly.

ANDREW ROSS SORKIN: I think doing some of the math that I was looking at it is probably around 7%.

STEVE SCHWARZMAN: Yeah.

ANDREW ROSS SORKIN: So, your view is you think it's going to go up another 3, 4%? We're talking it goes up to 10, 11%?

STEVE SCHWARZMAN: Yeah.

3/11

ANDREW ROSS SORKIN: Just trying to understand the dynamics of some of the math that I imagine.

STEVE SCHWARZMAN: Right. And the first few years it's quite low. It's a few percent, whether it's 2, 3, 4—

ANDREW ROSS SORKIN: Right.

STEVE SCHWARZMAN: – something like that.

ANDREW ROSS SORKIN: You're saying in the first couple of years. What happens in the outer years?

STEVE SCHWARZMAN: Well, it goes up over time where it should be in the low double digits, that's our current thinking.

ANDREW ROSS SORKIN: Okay.

JOE KERNEN: So, how's business? How's the economy? What's your overall view of–?

STEVE SCHWARZMAN: Well, our business is pretty amazing. And we just raised $126 billion this year. And that's a huge number in the alternative area. We're the largest by far of everybody in that business and we're deploying capital as well. And so, you know, the environment is working surprisingly well for people like us. Prices are a little high, but we basically have a chance to fish for deals all over the whole world.

ANDREW ROSS SORKIN: You have expanded into all sorts of new business lines, and as you said, you've been raising money like crazy. Literally, I think the money under management – AU under management has almost doubled – has it almost doubled in the past two, three years now?

STEVE SCHWARZMAN: Yeah. And we've increased six times since we've gone public.

ANDREW ROSS SORKIN: So, my question to you, I feel like I've known you for a long time, and I feel like back in the day when you were much smaller you might have said size can be the enemy of performance. How do you feel about that today?

STEVE SCHWARZMAN: Well, you know, the reason we still perform exceptionally well is that we're not putting all the money in one strategy. That's how you get hurt. We keep inventing new ways to invest, new things to invest in, new places to invest and as you do that, you can keep every one of your strategies at exactly the right size. So, our private equity business, our fund will have the largest fund in the world. And that enables us to do deals that most other firms could never think about.

4/11

ANDREW ROSS SORKIN: Is there an upper limit, though, for a particular business line? Meaning, do you say to yourself, 'Okay, in the private equity space, once we get to this number, we just can't do it.'

STEVE SCHWARZMAN: Yeah, what happens—

ANDREW ROSS SORKIN: I mean, a lot of people look at Masa Son, for example, right now with this $100 billion fund, and they say, 'That's going to be tough to make it really work.'

STEVE SCHWARZMAN: Well, I think that's true, Andrew. There's a right sizing for the amount of money that you can handle. You have to remember, the size of some of the funds has grown, but the reason for that is that markets since the global financial crisis have gone up, what, 3, 4 times. And so, the size of everything is bigger. The size of companies that you can buy is bigger.

JOE KERNEN: So, you get initial pop of about 4%. It just keeps going. It looks like it's headed up to 8%.

ANDREW ROSS SORKIN: Now up to 8%. As we're speaking.

JOE KERNEN: So, you probably – you're a confidant to some extent to the President. You probably were a proponent of the tax reform and the deregulation. Do you attribute some of the positive momentum in the economy to those moves? And some of the companies that you own, can you point to concrete examples where either lower taxes or less regulation has improved business for your – the things that you own?

STEVE SCHWARZMAN: Well, it's pretty clear this was a simulative –

JOE KERNEN: Was it a front-end loaded stimulus? A sugar high, Steve?

STEVE SCHWARZMAN: It was somewhat front-end loaded on capital expenditures. But, I think a lot of it isn't just the tax aspects, which were done in the corporate area because we were really quite uncompetitive globally. But the decreases in regulation is really what has –

JOE KERNEN: And you can point concretely to some of your businesses where it's just obvious that that helped.

5/11

STEVE SCHWARZMAN: We're seeing it vis-a-vis the firm itself. You see it everywhere. And that doesn't mean there's some kind of unilateral disarmament going and we're doing irresponsible things in the United States.

JOE KERNEN: Do you think that—

MELISSA LEE: Has it opened you up to new investments that you might not otherwise have looked at but for the regulation changes?

STEVE SCHWARZMAN: But we're seeing that the cost of expanding into areas is lower. And there is a positive sense in almost everything you do that you're not going to be inhibited for reasons that make no sense. You know, part of the things, I'm on the hospital board, you know, over the last ten years some of the costs of compliance of the same hospital doing the same thing without any problems have gone up hundreds of millions of dollars. To the extent that you reverse that, you're not impacting medical care but there's more money for nurses.

MELISSA LEE: But look at what's going with health care though today, in terms of publicly traded companies. The worst performing sector of this year and it's really being dogged by political concerns about Medicare for all, et cetera. Since you sit on the board of a hospital, is that going to be a cloud over how you serve customers?

STEVE SCHWARZMAN: That whole sector is probably the hardest set of problems we're facing in the country.

JOE KERNEN: Steve, you're seeing some organic revenue growth at this point. Income inequality, are you optimistic that the current environment that we're in will start to relieve some of the social ills that are now becoming so large that some people think we need to do something or there is going to be some type of revolution? My point is that the wage gap in China is starting to narrow where we can start – it makes sense to have companies here again. So, some of what we've been subjected to for the past 30 years, maybe some of those pressures are starting to lessen and maybe we don't need to start questioning capitalism and start talking about reforming capitalism and conscientious. I don't even – Larry Fink said conscientious – I thought that was like an objector, but he used it as a conscientious capitalism, or something. I mean, you've seen the debate. I mean, where are you on this?

STEVE SCHWARZMAN: Well, I think the numbers tell the tale. That you know like half of our population in the United States in terms of the work force is living paycheck to paycheck. They basically don't have savings. And they don't believe, because it's probably true, they don't have the same opportunities that people of my generation had. And unless we solve this problem, this is not optional to solve.

6/11

JOE KERNEN: Right. What are the answers, though?

STEVE SCHWARZMAN: It must be addressed.

JOE KERNEN: But it's under the – there's capitalism and then we work tax policy and education and everything under the capitalist umbrella. We don't suddenly start thinking that we have the wrong economic system, do we?

STEVE SCHWARZMAN: I think this is a governance problem in the United States.

JOE KERNEN: Right.

STEVE SCHWARZMAN: What we have is less an issue of income inequality than income insufficiency for the bottom 50% of the society.

JOE KERNEN: But is redistribution the answer or is organic growth?

STEVE SCHWARZMAN: There are always answers. What we need is basically a Marshall plan basically for the middle class. And you know, you have to address this in three different areas. One, you have to get more cash to these people. They simply aren't earning enough. And you can do that through minimum wage changes. That only affects, interestingly, about 15% of the population.

ANDREW ROSS SORKIN: When you say you can do that through minimum wage changes, is that through policy in terms of what you think minimum wage should be, as you've seen a number of big companies including Amazon have raised their own minimum wages? Are you looking at Blackstone portfolio companies and saying, 'You know what? We are going to raise the minimum wage on our own'?

STEVE SCHWARZMAN: Andrew, I look at this as a systemic problem. This is not anecdotal. This is like half of our society is severely disadvantaged. We can't allow that to continue. So that means you need policy solutions.

STEVE SCHWARZMAN: So, you would advocate for higher minimum wage?

STEVE SCHWARZMAN: I would. And I think what happens with that you not only address that group, there is a flex on top of it where you have to increase other people. I think we should do that.

7/11

MELISSA LEE: How—

STEVE SCHWARZMAN: I think secondly, Melissa, we've now slipped from number one in primary, secondary education when I was young, back in, you know, the medieval times, and we're now down depending upon who is measuring it to number 30 or 35 in the world. Our graduates simply aren't competitive on a global basis. You can't be in a knowledge economy, you can't do all the tasks you need to do if you're number 30 or 35. And so, that needs to be –

JOE KERNEN: We have to figure that out, whether it's breaking the teacher's unions.

ANDREW ROSS SORKIN: Do you have a third item?

STEVE SCHWARZMAN: Yes.

ANDREW ROSS SORKIN: What's the third one?

JOE KERNEN: We have got to figure out how to fix education. I want to hear that.

STEVE SCHWARZMAN: You have to have some type of technical training for people who don't go to college. And they have great models in Germany. There are all kinds of things. One thing you can do is each state could get, you know, some allocation from federal budget and the business communities in those states have to have links with the high schools and start training the people –

JOE KERNEN: Well, what about public schools, Steve? How do we fix the public schools? With charter schools? With choice? You just tax people more and throw it at federally public school –

STEVE SCHWARZMAN: Joe, everybody has different ideas. One thing I think that we should do is we should make teachers pay no tax. I think teachers is where the key is and we have to address getting the best people – and it's not just money. And you can see from these strikes, people don't have enough money. But we also have to make teachers a special class in our society. If we really want to change, we have to advantage them.

ANDREW ROSS SORKIN: I have to say, these are very bold, bold thoughts from Steve Schwarzman this morning.

MELISSA LEE: It is very interesting.

8/11

ANDREW ROSS SORKIN: Before we let you go, I have two just broad questions. One is just about the market itself, which is where are we? Where are we? Are you optimistic? Are you positive going through the rest of this year?

STEVE SCHWARZMAN: I would say we have had a good run. There's no doubt. Now, what happens –

ANDREW ROSS SORKIN: What am I supposed to take away from that?

MELISSA LEE: That's past tense. That's past tense.

STEVE SCHWARZMAN: What happened? We basically had a fourth quarter where, I hate to say it, you know, the media was declaring we were going into a recession. We never thought so. And I think I said it publicly.

ANDREW ROSS SORKIN: Yep, I remember.

STEVE SCHWARZMAN: And we didn't. So, what happened is we overshot on the way down significantly and when the recession didn't happen, when China didn't fall off a cliff the way people were also saying, now it's popped up. And it's at a pretty good level. The idea that we're going to sort of keep increasing at the same rate doesn't make a lot of sense to me. You know, he economy is good, but it's you know, maybe 2.5, down from where it was in the 3s.

MELISSA LEE: You believe it was the turn in China, it sounds like. You believe in the uptick in data.

STEVE SCHWARZMAN: Well China has done – I was in china a few weeks ago and met with the head of the central bank and he said, 'Look, we've done a lot of interesting things to stimulate the economy.' And he said, 'We've basically turned.' So, we're not concerned about that.

ANDREW ROSS SORKIN: So, what do you, I mean, you guys do have interests obviously in public markets.

STEVE SCHWARZMAN: We do.

ANDREW ROSS SORKIN: And your thought is that right now we're already where – we're as high as we're going.

STEVE SCHWARZMAN: I think we've had a good year.

9/11

ANDREW ROSS SORKIN: A good year. It's the spring.

STEVE SCHWARZMAN: We're up 16, 17%.

ANDREW ROSS SORKIN: right.

STEVE SCHWARZMAN: The Nasdaq is up, what, 20. This is not sort of nothing.

MELISSA LEE: It sounds like you're telling people to take the money and–

STEVE SCHWARZMAN: No, I didn't say that. You can't, like, you know, do that.

MELISSA LEE: That's why I'm asking you.

STEVE SCHWARZMAN: But I am saying the rate of increase I think has to slow down.

JOE KERNEN: Steve in his point of life might be more interested in preservation of capital than growing capital, I would say. Is there some truth to that with you know, 10, 12 billion? We still need to make our 10, 12 billion, so–

STEVE SCHWARZMAN: Well –

JOE KERNEN: I would be in T-bills if I were you. Or muni-bonds. But that's just me.

STEVE SCHWARZMAN: Well, you know, I do a lot of my investing – we have restrictions on what we can do because we know so much. So, I keep a lot of money in index funds and you know, that's been like a very good thing over time. And I'm not selling my index funds.

JOE KERNEN: There's another company that starts with Black.

STEVE SCHWARZMAN: That much I would say.

JOE KERNEN: You can put some money in that other company that starts with Black because their guy thinks it's going to be a melt-up.

STEVE SCHWARZMAN: Well, I watched Larry yesterday. That was a great interview you all did. And you know, Larry is always very opinionated and he is always very positive–

JOE KERNEN: That's where I got the 'conscientious capitalism.'

10/11

STEVE SCHWARZMAN: –on markets. And you know, he always has something, you know, to say on things. But that was good.

JOE KERNEN: Guess what, there's been a Barr sighting. Apparently just moments ago. There was actually a camera ready when he left his home ahead of this morning's news.

MELISSA LEE: You can see him through the trees.

JOE KERNEN: The conference is scheduled – the news conference is scheduled at 9:30 a.m. There it is. We briefly left Lori Loughlin's house and went over to the Barr's house and we're stationed outside there now. We're going to have live coverage and market reaction to that–

ANDREW ROSS SORKIN: Steve Schwarzman–

JOE KERNEN: –conference and more all day right here on CNBC.

ANDREW ROSS SORKIN: Okay. Steve Schwarzman, thank you for being here. Thank you for bringing us the big news. And we'll watch, as we've said, the stock moving materially this morning on this news. So good luck.

STEVE SCHWARZMAN: Okay, thanks.

For more information contact:

Jennifer Dauble

CNBC

t: 201.735.4721

m: 201.615.2787

e: jennifer.dauble@nbcuni.com

Emma Martin

CNBC

t: 201.735.4713

m: 551.275.6221

e: emma.martin@nbcuni.com

11/11

U.S.-China Trade Talks

MORNINGS WITH MARIA MORNINGS WITH MARIA 6:00 AM EST

April 30, 2019 Tuesday

Copyright 2019 Fox Business Network LLC All Rights Reserved

Section: NEWS; Financial

Length: 7132 words

Byline: Maria Bartiromo, Dagen McDowell, Cheryl Casone, Ashley Webster

Guests: Michael Murphy, Mark Penn, John Koudounis, Stephen Schwarzman

Body

* * *

BARTIROMO: Thank you so much. We want to take a look at Blackstone right now. The company making a major announcement about its future, changing the corporate structure. It comes on the heels of an earnings report which showed a fourth-quarter net income rise to $481 million.

They've got assets under management of half a trillion. That's $512 billion. I spoke with Blackstone chairman and CEO Stephen Schwarzman, to get his take on why the firm is shifting from a publicly traded partnership to a corporation.

(BEGIN VIDEOTAPE)

STEPHEN SCHWARZMAN, CHAIRMAN, BLACKSTONE: We're making a move because we studied what our shareholders were saying to us. And what we learned is that only one-third roughly of the people who can invest in our stock we're doing it, because we were publicly traded partnership, and we're converting now to a corporation.

The complaint they had was that we provided what was called a K-1 statement, instead of a normal 1099 statement. And so, just in the United States, in the institutional area, there is roughly $12 trillion of buying power. But we were only accessing 4-1/2 trillion. So, if we can just simply convert our corporate structure, we can, at least, double the number of people who would like to invest.

In Europe, they have the same problem. So, that's even more people. And at retail which is a huge market, people said, "These K-1s are really bothersome." Some people said, "We'll still buy your stock, but we wish you'd change, and other people said, we just don't want to.

So, basically, what we're doing is we're increasing the potential buying power. People want to buy us buy probably three times and when that many more people want to buy, this stock should go up. And in the last week and a half, it's been up 13 percent. A sort of proof of concept.

BARTIROMO: Congratulations. In other words, you can see buying interest for everybody from individual investors to major 401(k)s, retirement plans, they will now be able to buy Blackstone.

SCHWARZMAN: That's right. And it's really a huge change for us just getting to be normal with everyone else. So, we've been handicapping ourselves. Now, the reason we did that is that the other form would allow us to pass through all income and for the first few years that shouldn't change the taxable position very much.

U.S.-China Trade Talks	Page 2 of 4

BARTIROMO: Steve, you reported a strong quarter recently, and you also reported record assets under management, more than half a trillion dollars in (INAUDIBLE). Can you talk to us a little about how you want to allocate that money and where you see opportunities in the world today?

SCHWARZMAN: Yes. Well, Blackstone is, by far, the largest company in alternative asset business, and we comprise roughly around 45 percent of the market value of all the companies. And institutions have made us go from basically, having almost no assets when we started 33 years ago to 512 billion dollars now. And it's happened not because of acquisitions by us. It's happened fundamentally because of organic growth. And even if we buy something with always very small, we end up — you know, increasing it 10- 15 times.

And the reason for that is that we earn very high returns and we don't lose money. And apparently, that's what it takes. So, in our opportunity fund areas, our highest performing areas, we'll earn on average about double the stock market without historically having a downside.

And so, if you can earn double the amount of money as an index fund, after a while, you sort of give up and say, OK, I'll join them, rather than fight them. And so, that's happening in every area, and we are by far the most diverse in terms of different offerings, whether it's private equity or real estate, or hedge funds or credit and all kinds of other products within that.

BARTIROMO: Do you think the market has gotten ahead of itself at this point?

SCHWARZMAN: Well —

BARTIROMO: You said value which they've got in the private sector, the valuations that you see. Do you worry that things have gotten excessive?

SCHWARZMAN: Well, if you just look at the public market this year, just started, it's going up at the rate of 100 percent.

BARTIROMO: Yes.

SCHWARZMAN: A compound for the year. Let's assume that's not going to happen. Because economic growth is as fine, but it's not — you know, sort of justified, 100 percent return on equities.

So, some of that follows into the private sector, that's normal. And so, you know, we're being more careful now or we're losing some deals that we thought we had. And — you know, what happens right at the end because it takes us several months to actually analyze and do a deal, and what's happening now is that the deal that looked absolutely fine when we started it, you know, the price keeps escalating with the stock market. I think that makes it more difficult today obviously than it was, you know, a few months ago.

But I don't think that markets will continue at this kind of break — breakneck rates. At some point, you usually have a backup. That's normal, it's not bad. And that those dips if you will, you know, what we'll be able to do some interesting things.

BARTIROMO: Yes, it certainly has been an incredible beginning of the year. Steve, what's your sense of the rest of the world? I want to get your take on Europe right now. Of course, you've been invested there for many, many years. And I'm wondering if you've seen a turn in terms of the slow growth story there. What do you think?

SCHWARZMAN: Well, it's been pretty desultory in Europe. But they're now doing some things from a central bank perspective to move growth up a little bit. So, I think we've hit the bottom. And frankly, it's always when I hear myself say something like that, you say, "Oh my goodness, could I be wrong?" But I think, we'll probably have a gradual type of increase in most of Europe.

Europe's not one thing Europe, it's a bunch of countries. And you know, most of them have seen their bottoms, I think, and it'll be slowly coming up. Europe is not much more than a one to 1-1/2 percent GDP economy.

U.S.-China Trade Talks	Page 3 of 4

Japan's a tiny bit softer, and China has just hit its bottom. It's really profited by stimulating its economy after the tariffs were put on them. And they were very concerned about weakness. That weakness is pretty much gone. And, you know, it — there is — there is a price for that, of course, which is — you know, China would have to take on more debt, lower its tax revenues. But they've done those things, and as a result, growth is solidly in the six percent plus area in China.

BARTIROMO: And are you expecting a deal between the U.S. and China? You were among the early believers in China. You invested there, you did the shores when scholars there. I know you have a big history there. What do you want to see in terms of the opening up of the economy there? What is a must to be in that deal that these treasury secretary is working on right now?

SCHWARZMAN: Well, you know, there needs to be protection for intellectual capital. They need to be opening their financial sector. They're going to be doing things with their automobile sector where car companies can own more of their own businesses. There's a lot of different things they need to have. Enforcement mechanisms for any deal that makes sense.

I think China would like to have a deal for a lot of different reasons. And the U.S. would like to have a deal because we haven't had one in decades. And — you know, the idea of leaving these large tariffs in place and having a — you know, contested relationship probably is unrealistic.

BARTIROMO: What's your take in all of this tariff and tariff threat?

SCHWARZMAN: Well, part of it is that presidential terms are four years. And so, if you're going to get something done and you can't do too much in your last year because you're running again, it's like a three-year window.

(CROSSTALK)

BARTIROMO: You've got to do everything at once.

SCHWARZMAN: To change a lot of things that have grown up over very long periods of time that are not particularly in the U.S. interest.

So, after a variety of U.S. presidents have failed, because others have said, "I don't want to — I don't want to change, I like my deal."

BARTIROMO: Right.

SCHWARZMAN: You now have somebody in office whose saying, listen, there have been a number of other presidents who've tried to make you change, you don't want to change. So, I'm going to create pressure to force you to revisit this issue and let's just get equal. I don't want the U.S. to be superior, I don't want you to be superior, we're all big mature countries, and let's just be equal. And that's the philosophy.

The way it looks is that the U.S. is aggressive. And we look aggressive because the other people say, I don't want to change.

BARTIROMO: Right.

SCHWARZMAN: So, if you had a decade to work this out slower, it wouldn't seem so on top of itself. But if there's only a three-year window, all of a sudden these things are happening which you know creates unsettlement. But that's why it's happening.

BARTIROMO: Steve, thank you so much.

SCHWARZMAN: Thank you, Maria.

BARTIROMO: Good to see you.

U.S.-China Trade Talks	Page 4 of 4

SCHWARZMAN: Bye, bye.

(END VIDEOTAPE)

BARTIROMO: All right, Stephen Schwarzman there. We'll take a short break. When we come back, we've got a lot of earnings for you. Big day for first- quarter earnings, G.E. reported better than expected results this morning. That stock is up 10 percent right now.

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Load-Date: April 30, 2019

End of Document